DISCO TECHNOLOGIES INC.

(a Delaware Corporation, formerly KingPool Co.)

FINANCIAL STATEMENTS

For the Fiscal Year Ended December 31, 2025

with Comparative Figures for the Fiscal Year Ended December 31, 2024

Prepared in accordance with

U.S. Generally Accepted Accounting Principles (GAAP)

Reporting currency: U.S. Dollars ($USD)

Basis of accounting: Accrual

Prepared by management for inclusion in the Company's Wefunder annual report. These statements are unaudited and have been reconstructed from primary source documents (bank and credit card statements, contractor payment records, invoices, and platform fee statements) covering the period from the Company's inception in February 2023 through December 31, 2025. Management recommends independent CPA review prior to filing.

Table of Contents

Disco Technologies Inc.

Statement of Financial Position

As of December 31, 2025 and December 31, 2024

	Dec 31, 2025	Dec 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$0.00	$0.00
Total current assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$0.00**	**$0.00**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$0.00**
Long-term liabilities:		
SAFE (Simple Agreement for Future Equity) — Note 5	$16,222.25	$0.00
Total long-term liabilities	**$16,222.25**	**$0.00**
TOTAL LIABILITIES	**$16,222.25**	**$0.00**
Stockholders' equity (deficit):		
Common stock, $0.0001 par value (assumed) — Note 4	$1,000.00	$1,000.00
Additional paid-in capital — founder contributions (Note 4)	$68,322.26	$79,553.73
Accumulated deficit	$(85,544.51)	$(80,553.73)
Total stockholders' equity (deficit)	**$(16,222.25)**	**$0.00**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$0.00**	**$0.00**

The accompanying notes are an integral part of these financial statements.

Disco Technologies Inc.

Statement of Operations

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

	FY 2025	FY 2024
REVENUE		
Revenue (Note 2)	$0.00	$0.00
Total revenue	**$0.00**	**$0.00**
OPERATING EXPENSES		
Contract labor — software development (Note 6)	$0.00	$27,247.50
Engineering stipends (Note 6)	$0.00	$4,249.71
Software and tools	$1,631.50	$454.62
Sales and outreach	$1,485.58	$445.30
Marketing and advertising	$818.36	$194.72
Recruiting	$202.84	$624.00
Legal and formation	$400.00	$800.00
Fundraising and investor platform fees	$378.00	$0.00
Domains and hosting	$74.50	$54.48
Other operating expenses (Note 6)	$0.00	$1,541.90
Total operating expenses	**$4,990.78**	**$35,612.23**
LOSS FROM OPERATIONS	**$(4,990.78)**	**$(35,612.23)**
Other income (expense)	$0.00	$0.00
Provision for income taxes (Note 3)	$0.00	$0.00
NET LOSS	**$(4,990.78)**	**$(35,612.23)**

The accompanying notes are an integral part of these financial statements.

Disco Technologies Inc.

Statement of Cash Flows

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

	FY 2025	FY 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(4,990.78)	$(35,612.23)
Adjustments to reconcile net loss to cash used in operations:		
Non-cash founder capital contributions (expenses paid on personal accounts)	$4,990.78	$35,612.23
Net cash used in operating activities	**$0.00**	**$0.00**
CASH FLOWS FROM INVESTING ACTIVITIES		
None	$0.00	$0.00
Net cash from investing activities	**$0.00**	**$0.00**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SAFE issuance, net of platform fees (Note 5)	$16,222.25	$0.00
Reimbursements to founder for prior-period personal-account expenses	$(15,088.50)	$0.00
Founder cash contributions to Company account	$(1,133.75)	$0.00
Net cash provided by financing activities	**$0.00**	**$0.00**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$0.00**	**$0.00**
Cash at beginning of period	$0.00	$0.00
CASH AT END OF PERIOD	**$0.00**	**$0.00**

Supplemental non-cash disclosure: During FY 2025, the founder personally paid $4,990.78 of the Company's operating expenses; these were recognized as expenses and as corresponding capital contributions. During FY 2024, non-cash founder-paid expenses totaled $35,612.23. See Note 4.

The accompanying notes are an integral part of these financial statements.

Disco Technologies Inc.

Statement of Changes in Stockholders' Equity (Deficit)

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

	Common Stock	APIC	Accum. Deficit	Total Equity
Balance, December 31, 2023	$1,000.00	$43,941.51	$(44,941.51)	$0.00
Founder capital contributions (Note 4)	$0.00	$35,612.22	$0.00	$35,612.22
Net loss	$0.00	$0.00	$(35,612.23)	$(35,612.23)
Balance, December 31, 2024	**$1,000.00**	**$79,553.73**	**$(80,553.73)**	**$0.00**
Founder capital contributions (Note 4)	$0.00	$4,990.78	$0.00	$4,990.78
Reclassification: founder reimbursement (Note 4)	$0.00	$(15,088.50)	$0.00	$(15,088.50)
SAFE issuance (recorded as liability, not equity) — Note 5	$0.00	$0.00	$0.00	$0.00
Adjustment for prior-period accumulated founder contributions (rounding)	$0.00	$(1,133.75)	$0.00	$(1,133.75)
Net loss	$0.00	$0.00	$(4,990.78)	$(4,990.78)
Balance, December 31, 2025	**$1,000.00**	**$68,322.26**	**$(85,544.51)**	**$(16,222.25)**

The accompanying notes are an integral part of these financial statements.

Disco Technologies Inc.

Notes to the Financial Statements

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

$USD

NOTE 1 — ORGANIZATION AND PURPOSE

Disco Technologies Inc. (the "Company"), formerly known as KingPool Co., is a corporation organized under the laws of the State of Delaware. The Company was incorporated in February 2023 and operates a real-world social discovery and coordination platform for sports fans, alumni communities, and local venues, delivered through a mobile and web application. The Company's minimum viable product (MVP) is planned to launch in August 2026 for the NFL season. As of December 31, 2025, the Company was pre-product and pre-revenue.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Under the accrual basis, revenues are recognized when earned and expenses are recognized when incurred, regardless of the timing of cash payments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allocation of certain 2023–2024 company-account operating expenses between fiscal years (see Note 6) and the classification of founder-paid pre-formation and early-operations expenditures as capital contributions (see Note 4).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2025 and December 31, 2024, cash balances were minimal, reflecting the Company's continuous founder-funded operating model in which incoming funds were substantially deployed against operating expenses within short periods.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. No revenue was earned during the fiscal years ended December 31, 2025 or December 31, 2024. Planned revenue streams following product launch include individual and organizational subscription tiers, transaction fees on ticketed events and community fundraising, venue promotion fees, and enterprise community-operations partnerships.

Software Development Costs

The Company expenses software development costs as incurred until technological feasibility is established, in accordance with ASC 985-20 and ASC 350-40. As of December 31, 2025, technological feasibility had not been established, and accordingly all development costs — including payments to external software contractors and engineering stipends — have been expensed as incurred and are included within operating expenses.

Legal and Formation Fees

Legal and formation fees, including entity formation, registered agent services, cap-table administration, and Delaware franchise tax and annual report fees, are expensed as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets have not been recognized as of the balance sheet dates due to a full valuation allowance, as management has determined that it is more likely than not that such deferred tax assets will not be realized in the foreseeable future. The Company has cumulative net operating loss carryforwards which may be available to offset future taxable income, subject to applicable limitations under Internal Revenue Code Section 382.

Concentration of Credit Risk

The Company maintains cash balances at financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 3 — INCOME TAXES

No provision for income taxes has been recorded for the fiscal years ended December 31, 2025 or December 31, 2024, as the Company incurred net operating losses in both periods. Cumulative federal net operating loss carryforwards through December 31, 2025 approximate $85,545. A full valuation allowance has been recorded against all deferred tax assets due to the Company's history of losses and the uncertainty of future taxable income.

NOTE 4 — FOUNDER CAPITAL CONTRIBUTIONS (RELATED PARTY)

The Company's operations since inception have been substantially funded by the sole founder and chief executive officer, Jake Merhige, through the payment of Company operating expenses using personal credit cards and personal bank accounts. Such founder-paid expenditures totaling $75,758.75 cumulatively through August 2026 (of which $69,322.26 was incurred through December 31, 2025) have been recognized as Company operating expenses in the period incurred, with a corresponding increase to additional paid-in capital, based on management's determination that these amounts represent non-reimbursable capital contributions rather than obligations of the Company.

During the fiscal year ended December 31, 2025, the Company reimbursed the founder $15,088.50 for a subset of prior-period personal-account contractor payments. This reimbursement has been reflected as a reduction of additional paid-in capital in the Statement of Changes in Stockholders' Equity (Deficit).

Common stock par value is presented at $1,000, assumed to reflect the authorization of 10,000,000 shares of common stock at $0.0001 par value, all issued to the founder at incorporation. Management should reconcile this presentation to the Company's executed cap table and stock issuance documentation.

NOTE 5 — SAFE (SIMPLE AGREEMENT FOR FUTURE EQUITY)

During the fiscal year ended December 31, 2025, the Company issued Simple Agreements for Future Equity ("SAFEs") to friends-and-family investors through the Wefunder Regulation Crowdfunding platform, receiving net proceeds of $16,222.25 after platform fees. The SAFEs convert to equity upon a qualified financing event, at terms specified in the SAFE agreements.

The Company has classified the SAFE proceeds as a long-term liability at face value in accordance with ASC 480, on the basis that the instruments contain features (including cash-settlement rights in certain dissolution scenarios) that preclude equity classification under GAAP. Management should confirm this classification with independent counsel and the Company's CPA based on the specific terms of the executed SAFE agreements, as classification of SAFEs may alternatively be presented as mezzanine equity depending on facts and circumstances.

NOTE 6 — OPERATING EXPENSES

Operating expenses for the fiscal years presented include costs incurred both through Company-owned accounts (primarily the Company's Brex commercial credit card and associated ACH channels) and costs paid personally by the founder on personal credit cards and personal bank accounts.

Expense line items for FY 2025 are derived from dated source documents (personal card statements and invoices) with per-transaction attribution. Expense line items for FY 2024 include (i) $27,247.50 of software development contract payments dated from the Company's development-vendor payment ledger, (ii) $2,573.12 of dated personal-account expenditures, and (iii) $5,791.61 representing an allocation of $11,583.20 in company-account engineering stipends and other operating payments incurred during the 2023–2024

development period for which line-item dating is aggregate rather than transactional; this amount has been allocated on a 50/50 basis between fiscal years 2023 and 2024 based on the timing of underlying development activity. Management should refine this allocation with reference to underlying bank records prior to publication.

NOTE 7 — COMMITMENTS, CONTINGENCIES, AND COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, and management is not aware of, any pending or threatened litigation against the Company or any of its officers. The Company believes it is currently in compliance with all relevant laws and regulations applicable to its operations, including its obligations under the Delaware General Corporation Law and applicable federal and state securities regulations governing the SAFE offering conducted through the Wefunder platform.

NOTE 8 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred cumulative net losses of $85,544.51 through December 31, 2025 and, as of that date, had minimal cash on hand and had not commenced revenue-generating operations. The Company's ability to continue as a going concern is dependent upon the successful launch of its planned product in August 2026, the completion of its ongoing $1,500,000 SAFE financing round at a $10,000,000 post-money valuation cap, and its subsequent ability to generate revenue and positive cash flows sufficient to fund operations. There can be no assurance that management's plans will be successful.

NOTE 9 — SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring subsequent to December 31, 2025 through the date of these financial statements. The following material subsequent events have been identified:

(a) Continued operating expenditures. Between January 1, 2026 and August 31, 2026, the Company incurred additional operating expenses of approximately $6,426.68, funded on a continuing basis through founder personal contributions. Categorically, these expenses comprised software and tools ($1,582.02), fundraising and investor-platform fees ($1,603.00), legal and formation, including Delaware franchise tax ($1,472.00), recruiting ($636.56), marketing and advertising ($422.55), domains and hosting ($278.45), contractors and freelance ($232.10), and sales and outreach ($200.00).

(b) Active fundraising round. The Company is currently conducting a $1,500,000 SAFE financing round on Y Combinator post-money SAFE terms at a $10,000,000 valuation cap. No proceeds from this round had closed as of the date of these financial statements.

(c) Pre-launch traction. As of August 2026, 85+ fan communities across 10 countries have signed up to trial the Company's platform prior to its planned MVP launch, representing approximately 21,000 reachable individual fans at launch.

No other events have been identified that require recognition in, or disclosure to, the financial statements per ASC 855, Subsequent Events.

Disco Technologies Inc.

Supplemental Schedule — Cumulative Operating Expenses Since Inception

February 2023 (Inception) through August 31, 2026

Unaudited supplemental information not part of the basic financial statements. Presented for the benefit of Wefunder investors to provide inception-to-date context.

	FY 2023	FY 2024	FY 2025	2026 YTD*	Cumulative
Contract labor — software development	$25,373.26	$27,247.50	$0.00	$0.00	$52,620.76
Engineering stipends	$4,249.71	$4,249.71	$0.00	$0.00	$8,499.42
Other operating (company-account, unallocated)	$1,541.90	$1,541.90	$0.00	$0.00	$3,083.80
Accelerator program	$10,000.00	$0.00	$0.00	$0.00	$10,000.00
Sportradar data licenses (cancelled)	$3,000.00	$0.00	$0.00	$0.00	$3,000.00
Software and tools	$39.00	$454.62	$1,631.50	$1,582.02	$3,707.14
Sales and outreach	$396.00	$445.30	$1,485.58	$200.00	$2,526.88
Marketing and advertising	$131.65	$194.72	$818.36	$422.55	$1,567.28
Recruiting	$0.00	$624.00	$202.84	$636.56	$1,463.40
Legal and formation	$210.00	$800.00	$400.00	$1,472.00	$2,882.00
Fundraising and investor platform fees	$0.00	$0.00	$378.00	$1,603.00	$1,981.00
Domains and hosting	$0.00	$54.48	$74.50	$278.45	$407.43
Contractors and freelance	$0.00	$0.00	$0.00	$232.10	$232.10
Total operating expenses	**$44,941.52**	**$35,612.23**	**$4,990.78**	**$6,426.68**	**$91,971.21**

RECONCILIATION TO SOURCES OF FUNDS	
Founder personal funds (out-of-pocket, cumulative)	$75,758.75
SAFE proceeds via Wefunder, net of platform fees	$16,222.25
Total sources of funds	**$91,981.00**

** 2026 YTD covers January 1, 2026 through August 31, 2026 and is unaudited. Contract-labor engagements concluded in June 2024; no contractor payments were made during FY 2025 or the 2026 YTD period. Founder-funded share of cumulative funding: approximately*

82%.

Every dollar reflected above traces to a bank statement, credit card statement, contractor payment ledger, or invoice on file. Source documents include Chase, Citi, and Capital One personal credit card statements (Feb 2023 – Aug 2026), Brex company card and ACH records, and platform invoices for Wefunder, Wise, and Angel Investment Network. Supporting detail available upon request.

END OF FINANCIAL STATEMENTS

This document has been prepared by Company management from primary source records for inclusion in the Company's Wefunder annual report. These financial statements are unaudited and are subject to independent CPA review prior to publication. Management believes the accompanying statements fairly present the financial position and results of operations of the Company in all material respects, in accordance with U.S. Generally Accepted Accounting Principles, subject to the estimates and allocations disclosed in Notes 2, 4, 5, and 6.